Filed pursuant to Rule 424(b)(3)
333-221619

BRIGHTHOUSE LIFE INSURANCE COMPANY

Fixed Annuity (Strategic Value Annuity)

Supplement dated May 1, 2020 to the prospectus dated April 30, 2018

This Supplement revises information contained in the prospectus dated April 30, 2018 for the Fixed Annuity (Strategic Value Annuity) fixed annuity contract issued by Brighthouse Life Insurance Company (“BLIC,” “we,” “us,” or “our”). This Supplement should be read and kept together with your contract prospectus for future reference.

THE CONTRACT

The following is added to this section:

We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is not acting on our behalf. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).

DISTRIBUTION OF THE CONTRACTS

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FEDERAL TAX CONSIDERATIONS

Special Distribution Rules during 2020: Under recently enacted legislation, You (and after Your death, Your designated beneficiaries) generally do not have to take the required minimum distribution (“RMD”) for 2020. Additionally, any RMDs already taken in 2020 may be eligible for rollover and not be subject to the 20% mandatory withholding. For after-death RMDs, the five-year rule is applied without regard to calendar year 2020. For instance, if You had died in 2018, the five-year period would end in 2024 instead of 2023. The RMD rules are complex, so please consult with your tax adviser before waiving your 2020 RMD payment.

The legislation also contains provisions that would allow eligible individuals to receive certain 2020 distributions from IRAs and qualified plans free of the 10% additional tax on early distributions, or in the case of some qualified plans, free of plan restrictions on early distributions and the 20% withholding tax. The legislation also provides loan relief to certain qualified plan participants in the form of increased loan limits and the ability to delay loan repayments. You should consult your tax adviser and plan sponsor to see if You may be eligible for these and other benefits provided by the legislation.

Distribution Rules for 2020 and Beyond. The following information describes changes in federal tax law affecting the required minimum distributions (“RMDs”) that you must take from a qualified annuity contract during your life and that your beneficiary must take following your death. This information should be read in conjunction with the discussion of such distributions set forth primarily in the “Federal Tax Considerations” section of the prospectus, and to a lesser extent in other sections of the prospectus.

(1)

Effective January 1, 2020, the age at which RMDs generally must begin for IRAs and qualified retirement plans is extended from age 70 1/2 to age 72. This change only applies if you attained age 70 1/2 on or after January 1, 2020. Other requirements relating to RMD payments remain the same.

(2)

Effective January 1, 2020, when an IRA owner or defined contribution plan participant dies, any remaining interest must generally be distributed within 10 years after the IRA owner/participant’s death, unless an exception applies. An exception permits an “eligible designated beneficiary” to take distributions over the beneficiary’s life or over a period not exceeding the beneficiary’s life expectancy. An eligible designated beneficiary includes: the IRA owner/participant’s spouse or minor child (until the child reaches age of majority), certain disabled or chronically ill individuals, and individuals who are not more than 10 years younger than the IRA owner/participant.

The change described in (2) above can significantly affect a beneficiary’s ability to “stretch” distributions from a qualified annuity contract over his or her life or life expectancy. It may also shorten the time period over which the remaining balance of the Contract must be taken if the IRA owner/participant had been receiving payments at the time of death, either in the form of annuity payments or through withdrawals of the RMD amount each year. As a result of this change, we are not currently issuing inherited IRA Contracts to beneficiaries other than surviving spouses and individuals who are not more than 10 years younger than the deceased IRA owner/participant. We may modify this in the future, so please consult your financial representative. Any annuity payment or withdrawal option made available under the Contract must comply with applicable federal income tax rules.

You should consult with your tax adviser if you think you may be affected by these changes.

The following is added after the second paragraph under “Additional Information Regarding TSA (ERISA and non-ERISA) 403(b)—Distinction for Puerto Rico Code—Distributions:

In the case of distributions from a qualified plan in the form of annuity or installments as a result of termination of employment, amounts received are taxable in an amount equal to 3% of the after-tax contributions not previously distributed, which would be considered the tax cost. The remaining portion is not taxable until you have recovered the total after-tax contributions made to the qualified plan. You may be able to exclude from gross income up to $11,000, if you are less than 60 years of age, or up to $15,000, if you are at least 60 years of age, of the taxable portion of the installment payments received every year.